

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2021

Mike Logozzo
Chief Financial Officer
ReAlpha Asset Management Inc
6515 Longshore Loop, Suite 100
Dublin, OH 43017

> **Re: ReAlpha Asset Management Inc**
> **Offering Statement on Form 1-A**
> **Filed May 7, 2021**
> **File No. 024-11523**

Dear Mr. Logozzo:

Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your filing omits Item 14, Securities Being Offered. Additionally, it is unclear how your business structure and processes are designed, including the Syndicate Member and Referral Program, and the formation of Property LLCs. Finally, based on the description of your structure it is unclear what financial statements are required for contributed properties and how you have met those financial statement requirements.

We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Jonathan Burr at 202-551-5833 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction